April 27, 2017

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson National Life Insurance Company Jackson National Separate Account - I (“Registrant”) File Nos. 333-______ and 811-08664

Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is an initial registration statement on Form N-4 ("Initial Registration Statement"). As noted on the Facing Sheet of the Initial Registration Statement, it is also Amendment No. 596 under the Investment Company Act of 1940, as amended.

The prospectus contained in the Initial Registration Statement (“the Perspective Advisory II Prospectus”) describes a variable and fixed annuity contract ("Perspective Advisory II") that is a non-commission product that will be available both as a qualified plan (e.g. IRA) contract and as a non-qualified contract. The Perspective Advisory II product generally would be classified as a "fee based" product in industry terminology and would be appropriate for a purchaser who has engaged the services of an investment adviser for a fee to provide advice on allocations to the various investment options under the contract.

Compared to Jackson's currently offered fee-based variable annuity, Perspective Advisory (File No. 333-210504), Perspective Advisory II has no withdrawal charge, higher separate account charges, and Class I share underlying funds which will not include 12b-1 fees. However, the two products have many major similarities including many of the same optional death benefits and optional guaranteed withdrawal benefits, the same fixed account options, the same minimum premiums, optional services at no cost such as dollar cost averaging and rebalancing, and many of the same base contract provisions. As a result, the prospectuses for the two products in many sections share identical disclosure.

To assist in the review of the Initial Registration Statement, we are providing a marked copy, via email to the Commission Staff reviewer, to reflect the similarities and differences between the disclosure in the Perspective Advisory II Prospectus and the applicable disclosure in the Perspective Advisory prospectus. As you will note, the updated fund list and fund expense information will be provided in the pre-effective amendment to the Initial Registration Statement. We are also providing a courtesy copy of the Perspective Advisory II Prospectus via email to the Commission Staff reviewer.

If you have any questions, please call me at (517) 367-3754, or Joan E. Boros, Stradley Ronon Stevens and Young, LLP at (202) 507-6413.

Yours truly,

/s/ ALISON SAMBORN

Alison Samborn
Attorney, Product Development